Exhibit 23.3

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the incorporation by reference in this Registration Statement on Form S-3 of our report dated August 28, 2013, with respect to our audits of the consolidated financial statements of Relume Technologies, Inc. as of and for the years ended December 31, 2012 and 2011, which appears in the Form 8-K/A of Revolution Lighting Technologies, Inc. dated November 7, 2013. We also consent to the reference to us under the heading “Experts” in such Registration Statement.

Our report described above contains an emphasis of matter paragraph that states that certain conditions raise substantial doubt about the Relume Technologies, Inc. ability to continue as a going concern. The consolidated financial statements of Relume Technologies, Inc. do not include any adjustments that might result from the outcome of this uncertainty.

/s/ UHY LLP

Sterling Heights, Michigan
October 21, 2014